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                               March 30, 2022

       Xiaofeng Gao
       Co-Chief Executive Officer
       Skillful Craftsman Education Technology Ltd
       Floor 4, Building 1, No. 311, Yanxin Road
       Huishan District, Wuxi
       Jiangsu Province 214000


                                                        Re: Skillful Craftsman
Education Technology Ltd
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed on February
28, 2022
                                                            File No. 333-259498

       Dear Mr. Gao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 27, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-3 filed February 28, 2022

       Cover Page

   1. We note your response to comment 2, as well as your revised disclosure that "[a]s used in this prospectus,
'Skillful Craftsman' refers to Skillful Craftsman Education Technology
                                                        Limited, and 'we,'
'us,' 'our company,' or 'our' refers to Skillful Craftsman Education
                                                        Technology Limited and
its subsidiaries, and, when describing our consolidated financial information, also
includes the VIE and its subsidiary in China." We also note your references to "our
variable interest entity" and the use of "we" to discuss activities by the
                                                        VIE and its
subsidiaries. Please refrain from using single terms to encompass both the
 Xiaofeng Gao
Skillful Craftsman Education Technology Ltd
March 30, 2022
Page 2
         entity in which investors are purchasing their interest and the entity that is conducting the business operations. Please maintain this distinction throughout the prospectus and at all times differentiate for investors between the entity in which they are investing and the entity that is conducting your business operations.
2. We note your response to comment 3 as well as your revised disclosure that "[a]s of the date of this prospectus, none of our subsidiaries have ever issued any dividends or made other distributions to us or their respective holding companies nor have we or any of our subsidiaries ever paid dividends or made other distributions to U.S. investors" and your quantification of cash flows "that have occurred between our PRC subsidiary and the VIE, and between our Cayman Islands holding company and the VIE." In addition to cash flows, dividends and distributions, please also address any transfers made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, as you do on page 7. As a related matter, please amend your disclosure to state that to the extent cash in the business is in the PRC or a PRC entity, and may need to be used to fund operations outside of the PRC, the funds may not be available due to limitations placed by the government, if true. Make conforming revisions on page 7. Also, as previously requested, please provide cross-references to the condensed consolidating schedule and the condensed consolidated financial statements.
3. We note your revised disclosure in response to comment 4 and reissue the comment. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S.
         GAAP. For example, we note your disclosure that "Skillful Craftsman . .. . relies on contractual arrangements among its PRC subsidiary, the VIE and the VIE's nominee shareholders to control the business operations of the VIE and its subsidiary" and that you
         "control and receive the economic benefits of the business operations of the VIE and its subsidiary through a series of contractual arrangements between our PRC subsidiary, the
         VIE and the VIE   s shareholders, which we refer to as the VIE
Agreements." Please make
         conforming revisions throughout your registration statement.
4. Please revise the last paragraph on your cover page to disclose that the Commission adopted rules to implement the Holding Foreign Companies Accountable Act and that the
       United States Senate has passed the Accelerating Holding Foreign
Companies
       Accountable Act, as you do on pages 5 and 21.
FirstName LastNameXiaofeng Gao
5. We note your revised disclosure in response to comment 5. Please revise to disclose that
Comapany    NameSkillful
       the risks           Craftsman
                 you discuss          Education
                              could affect        Technology
                                           the "value          Ltd
                                                      of the securities you are
registering for sale"
March rather  than
       30, 2022    the 2"value of [y]our ordinary shares."
                 Page
FirstName LastName
 Xiaofeng Gao
FirstName  LastNameXiaofeng    Gao
Skillful Craftsman Education Technology Ltd
Comapany
March       NameSkillful Craftsman Education Technology Ltd
       30, 2022
March3 30, 2022 Page 3
Page
FirstName LastName
6. Please revise your cover page and elsewhere as appropriate to disclose whether you, your subsidiaries, and VIE have cash management policies and discuss where those policies are memorialized. For example, discuss cash management policies regarding limits on the amounts of funds that can be transferred throughout your entities. Prospectus Summary
Recent Regulatory Developments, page 3

7. We note your revised disclosure in response to comment 7 that "[a]s advised by our PRC legal counsel, we believe that we and our PRC subsidiaries are not required to apply for a cyber security review with CAC" and "based on the opinion of our PRC legal counsel, we believe that our PRC subsidiaries and the VIE are not subject to permission requirements or approval from the CSRC, the CAC, nor any other entity to approve these contractual arrangements." Please amend your disclosure to state explicitly whether you have obtained an opinion of counsel not only with respect to the relevant CAC cybersecurity review and the VIEs contractual arrangements, but with respect to all permissions and approvals that you, your subsidiaries or VIEs are required to obtain to operate your business and offer the securities being registered to foreign investors. If you have not obtained an opinion of counsel, please state as much and explain why. Please make conforming changes in the Risk Factor section.

         We also note your disclosure on pages 24 that "our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC or the CAC or other PRC regulatory authorities for the approval of the listing and trading of our ordinary shares because (i) the
         CSRC or the CAC or other PRC regulatory authorities" (emphasis added). Please revise to ensure your disclosure covers all permissions and approvals required by you, your subsidiaries and VIEs.
8. As a related matter, we note references to your PRC legal counsel here and throughout your filing. However, we note that your PRC legal counsel opinion filed as Exhibit 8.2, only adopts as its opinion the disclosures under the headings "Risk Factors" and
         "Enforcement of Civil Liabilities." Please revise the legal opinion or provide a consent from counsel for the disclosure that is not covered by Exhibit 8.2. Holding Company Structure and Contractual Arrangement with the VIE, page 6

9. To ensure balanced disclosure in your organizational diagram, please remove the arrows in the dashed lines that denote the contractual relationships with the VIE. In this regard, we note that you have used arrows to depict direct ownership throughout your diagram.
Financial Information Related to the VIE and Parent, page 8

10. Please note that we are still considering your response to comment 6 and the condensed consolidating schedules provided.
 Xiaofeng Gao
FirstName  LastNameXiaofeng    Gao
Skillful Craftsman Education Technology Ltd
Comapany
March       NameSkillful Craftsman Education Technology Ltd
       30, 2022
March4 30, 2022 Page 4
Page
FirstName LastName
Summary of Risk Factors
Risks Related to Doing Business in China, page 15

11. We note your response to comment 10, as well as your revised disclosure. Please revise the first and fifth bullet points to refer to the "value of the securities you are registering for sale" rather than the "value of [y]our ordinary shares." Make conforming revisions on the first paragraph of your risk factor disclosure on page 22. As previously requested, please also revise to describe significant liquidity risks and cross-reference to the more detailed discussion of this risk in your Risk Factor section.
      You may contact Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-
3792 with any questions.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Trade & Services